Exhibit 1

04 January 2013

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 04 January 2013 it purchased 50,000 of its ordinary shares at a price of 918.8725 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 150,000 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,265,305,759 (excluding shares to be held in treasury).